UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

On February 14, 2023, the Company issued a press release, a copy of which is attached hereto and incorporated by reference herein, regarding the announcement by The Nasdaq Stock Market LLC (“Nasdaq”) on February 13, 2024 that it will file a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (“SEC”) to complete the delisting of the Company’s ordinary shares. The delisting will become effective ten days after the Form 25 is filed. Additional information and background on the delist determinations from Nasdaq may be found in the Company’s Form 6-Ks submitted to the SEC on July 18, 2023, September 1, 2023 and December 13, 2023 and in the Company’s Form 20-F for the year ended December 31, 2022.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit             Description of Exhibit

99.1                  Press release dated February 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: February 14, 2024	/s/ George O'Leary
George O'Leary
Managing Director